October 1, 2019

Brian Cook
Chief Financial Officer
Juniper Industrial Holdings, Inc.
14 Fairmount Avenue
Chatham, New Jersey 07928

       Re: Juniper Industrial Holdings, Inc.
           Draft Registration Statement on Form S-1
           Filed September 11, 2019
           CIK No. 0001787791

Dear Mr. Cook:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed September 11, 2019

Summary
Initial Business Combination, page 7

1. Please clarify that the 80% fair market value requirement of your initial business combination is a requirement set forth in your certificate of incorporation. Therefore, it would continue to apply if you are delisted from the New York Stock Exchange.
 Brian Cook
FirstName LastNameBrian Cook
Juniper Industrial Holdings, Inc.
Comapany 2019
October 1, NameJuniper Industrial Holdings, Inc.
Page 2
October 1, 2019 Page 2
FirstName LastName
The Offering
Redemption of public shares and distribution and liquidation if no initial business combination , page 30

2. Please revise to clarify that if you are unable to complete an initial business combination within the prescribed 24-month period, you will have the option to seek an extension of that period by shareholder vote, and state clearly the nature of the majority that would be required to pass such a proposal. Similarly revise the risk factor on page 38.
General

3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kathryn
Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at
(202) 551-3350 with
any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               CF Office of
Real Estate &
                                                               Construction
cc:      Christian Nagler, Esq.